November 14, 2005



Mr. Amit Pande, Assistant Chief Accountant
Securities and Exchange Commission
Washington, DC


Re:  VSB Bancorp, Inc.
     Item 4.02 Form 8-K
     Filed December 23, 2004
     File No. 000-50237


Dear Mr. Pande:

     This letter is provided in response to your letter of August 4, 2005, received by us on August 29, 2005, regarding the above document and the Annual Report on Form 10-KSB for the year ended December 31, 2004. The following responses are numbered to correspond to your letter

     1. We have revised our Form 10-KSB for the year ended December 31, 2004 to add the following language as Item 8A:

     As of the end of the period covered by this report, we carried out an evaluation, under the supervision of, and with the participation of, our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as contemplated by Rule 13a-15 under the Securities Exchange Act of 1934 ("the Exchange Act"). Based upon, and as of the date of, that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective, in all material respects, in timely alerting them to material information relating to the Company (and its consolidated subsidiaries) required to be included in the periodic reports the Company is required to file and submit to the Securities and Exchange Commission under the Exchange Act.

     For the reasons set forth below, we do not believe that a discussion of the restatement of the financial disclosures in the December 31, 2003 Form 10-KSB is appropriate in the Item 8A insert set forth above because the restatement had no relationship to the issue of disclosure controls.

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     2. The restatement of our December 31, 2003 Form 10-KSB does not represent a material weakness in our disclosure controls and procedures and therefore does not reflect adversely upon the effectiveness of our internal disclosure controls and procedures. Instead, the restatement results from a re-interpretation of existing accounting pronouncements.

     In order to understand why the restatement does not reflect a material control weakness, it is first necessary to understand the reasons for the amendment. We recognize and acknowledge that the presentation of our financial statements is ultimately the responsibility of the Company. However, with respect to both of the two reasons for the amendment of the Form 10-KSB, the amendments were the result of a re-interpretation by the Company's independent accounting firm of accounting literature on how known facts, which were fully and completely reported to management, should be reflected on the company's financial statements. As described below, all relevant facts were fully disclosed in the Company's original 10-KSB. The facts, and the revision of the interpretation by the Company's accounting firm, were as follows:

     THE COMPANY'S STOCK DIVIDEND DURING THE FIRST QUARTER OF 2004.
     --------------------------------------------------------------

     During the first quarter of 2004, the Company's board of directors declared a four for three stock split, effected by a one-third stock dividend. The stock dividend was declared on January 28, 2004 and was payable to stockholders of record on February 17, 2004. The stock dividend was disclosed to the public in a Report on Form 8-K filed with the Commission on January 29, 2004. Therefore, the announcement of, record date for and payment of the stock dividend were all after the end of the fiscal year covered by the 2003 10-KSB, but prior to the filing thereof. At that time, we consulted with Deloitte and Touche, our independent accountants for 2003 fiscal year, as to whether various items of share data contained in the annual report should be revised to reflect the stock dividend that did not occur until after the end of the year. We were advised by our independent accountants that we should not do so and that proper accounting presentation required that we not revise the year end 2003 financial data to reflect an event that did not occur until the first quarter of the following year.

     The stock dividend was disclosed in Note 19 of the notes to the financial statements contained in the original report on Form 10-KSB for 2003 and thus not only was it fully known to the investing public but it was also fully known to our independent accountants when they issued their audit letter.

     In September of 2004, we began the process of preparing and filing a Registration Statement on Form S-8 for shares of stock being issued in connection with an Employee Stock Ownership Plan that had been approved by stockholders at our 2004 annual meeting in April. We had changed accounting firms March 2004 for reasons that had nothing to do with these issues and we had fully disclosed the change in a Report on Form 8-K that was filed on March 15, 2004, prior to the filing of the original Report of Form 10-KSB. In order to finalize the Form S-8 for our ESOP, we needed the consent of our former accounting firm for the incorporation by reference of their

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     audit report on our 2003 annual financial statements. We requested that consent and they undertook what they advised us was a normal review of the Form 10-KSB from the previous year prior to issuing their consent. Our former accounting firm then advised us for the first time that they had revised their interpretation of applicable guidance regarding the disclosure of per share data.

     Our former accountants advised us that we were required to amend our Form 10-KSB to show the restatement of the financial statements to effect the per share changes for the stock dividend. The advised us that they would not consent to the incorporation by reference of their audit report on our 2003 financial statements into the Registration Statement on Form S-8 unless we amended the 10-KSB and filed an 8-K disclosing Item 4.02 non-reliance.

     DECONSOLIDATION OF TRUST PREFERRED SECURITIES.
     ----------------------------------------------

     At the same time, and also as the result of our request for consent to incorporate the prior audit report by reference, our former accounting firm advised us that they had changed their position regarding whether our trust-preferred securities transaction should be consolidated for financial statement purposes. The trust preferred securities transaction had been entered into during the summer of 2003 and it was full disclosed in the Report on Form 10-KSB for 2003 at pages 7, 40 and 41. In accordance with our understanding of proper accounting presentation of the trust preferred securities transaction at that time, and in accordance with the presentation adopted by other entities that had engaged in effectively identical transactions, and after consulting with our independent accountants, we consolidated the variable interest entity trust created in order to effectuate the transaction with our own financial statements. We disclosed the consolidation in our discussion of the principles of consolidation at page 6 and page 7. In addition, at the time, we were aware of the adoption of FIN-46 and FIN-46R and the deferral of the effectiveness thereof for our Company until one year later, due to our status as a small business filer and the economics of the transaction (we were a small issuer of a larger trust preferred pool). We disclosed this and the fact that adoption would require deconsolidation in the discussion of Recently-Issued Accounting Pronouncements at page 9.

     When our former accounting firm reviewed our Form 10-KSB prior to permitting incorporation by reference into the Registration Statement on Form S-8, they concluded that we were required to deconsolidate the variable interest entity, thereby increasing total assets by $150,000 and changing the balance sheet presentment of the trust preferred securities to reflect additional subordinated debt. This increase was insignificant to our balance sheet and income statement presentments.

     We do not believe that either of these situations represents a problem with internal controls because all data was properly, fully and accurately reported throughout our system and no new facts were disclosed that caused the restatement. We find no similarities between these circumstances and the examples of control weaknesses described in PCAOB Auditing Standards No. 2. All of the PCAOB examples involve situations in which the failure to report or review transactions resulted in a risk that factual information would not be conveyed to decision makers involved in the presentation of financial disclosures. We are a small public company with a public float of less than

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$25,000,000. As both the stock dividend and the trust preferred transactions were new to our Company, we researched the issues and asked for our former accountant's advice as to our conclusions for the proper treatment. We believe it is perfectly reasonable that the process of preparing our financial statements should include consultation with our accountants and to seek their guidance on how to properly report known facts. That they changed their interpretation of existing guidance on these issues does not reflect a control weakness on our part.

     3. As set forth above, we did not conclude that our disclosure controls were ineffective as of the end of fiscal 2004. Therefore, no changes in our disclosures were made and we continued to conclude that the controls were effective as of March 31, 2005.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced in your letter. We further acknowledge that neither the comments in your letter nor our response to them forecloses the Commission from taking any action with the respect to the filing and that your comments do not constitute a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as to whether this response is satisfactory and, if so, we will proceed to file an amendment to our Report of Form 10-KSB for the year ended December 31, 2004, adding as Item 8A the language quoted above in response to
Item 1 of your letter.


                                           Very truly yours,

                                           /s/ RAFFAELE M. BRANCA
                                           -------------------------------------
                                           Raffaele M. Branca
                                           Executive Vice President &
                                           Chief Financial Officer


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